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For immediate release

Astral and Bell submit new proposal for CRTC approval

•	Updated application for transaction approval addresses CRTC concerns, including viewership share criteria and improved tangible benefits package

•	Astral joining Bell Media will deliver more choice for consumers, more investment in radio and TV, more opportunities for creators, and more competition in Canadian broadcasting

•	Québec content development to be led by the Montréal-based Astral team

•	The companies amend their March Agreement, including extension to June 1, 2013

•	Astral shareholders to receive a dividend of $0.50 per share

•	Learn more about Astral-Bell at CanadiansDeserveMore.ca

MONTRÉAL, November 19 – Astral Media Inc. (Astral) and BCE Inc. (Bell) today announced that they have amended their Arrangement Agreement and submitted a new proposal to the Canadian Radio-television and Telecommunications Commission (CRTC) for approval of Bell’s acquisition of Montréal-based Astral. Bell also announced that it has formally withdrawn its request to the federal Cabinet for a policy direction to the CRTC.

“We heard Canadians and the CRTC loud and clear – they want assurance that Astral joining with Bell Media will directly benefit consumers and creators. We’re ready to deliver more choice for listeners and viewers, more opportunity for content creators, and more competition for the broadcasting industry,” said George Cope, Bell’s President and CEO. “Bell and Astral are happy to move forward with a new proposal that benefits all Canadians, in both official languages, in communities large and small across the nation, with new ideas, new funding and new choices.”

“The Canadian broadcasting industry is undergoing rapid change, and Astral and Bell are committed to making sure that the consumer always comes first,” said Ian Greenberg, President and CEO of Astral Media. “Considering the rapidly changing media landscape, including the accelerating impact of foreign broadcasters on the Canadian media scene, constant investment and innovation is required to develop and showcase the best content and to ensure TV viewers and radio listeners are entertained and informed in the ways that they want. Together, Astral and Bell Media have the scale to invest, compete and deliver on the opportunities ahead for all Canadians.”

Originally announced in March 2012, the plan for Astral to join with Bell Media was subsequently approved by more than 99% of Astral shareholders and the Québec Superior Court, and is supported by a range of independent producers, advertisers, media companies, and community and arts groups across Canada.

As a result of the amendments made to the terms of the original Arrangement Agreement between Astral and Bell, the outside date for the closing of the transaction has been extended to June 1, 2013 with each of Astral and Bell having a further right to postpone it to July 31, 2013. Bell’s regulatory covenants have been modified and Astral’s board of directors has declared a cash dividend of $0.50 per share on its class A non-voting shares and class B subordinate voting shares, payable on February 1, 2013 to shareholders of record at the close of business on January 15, 2013. The consideration payable to Astral shareholders remains unchanged under the Amended Agreement. Holders of class A non-voting shares and class B subordinate voting shares of Astral will receive cash or a combination of cash and up to $750 million of BCE common shares, representing a value of $50.00 and $54.83 per share, respectively. Valued at $3.38 billion, the transaction must be approved by the CRTC and the Competition Bureau.

As previously announced, French-language TV and radio assets would be led by the Astral team headquartered in Montréal, and Jacques Parisien, currently Astral’s Executive Vice President and COO, will join the Bell Media leadership team managing a broad portfolio of assets across the country. Astral President and CEO Ian Greenberg would join the BCE Board of Directors following the closing of the transaction.

On October 18, the CRTC rejected the original submission by Astral and Bell for approval of the transaction. In that decision, the CRTC outlined the public interest concerns to be addressed and clarified its approach to calculating viewership thresholds when assessing transactions of this nature. As a result, viewership of media properties jointly owned with other companies must be included in the calculation, while viewership of U.S. channels available in Canada must be excluded.

The new proposal to the CRTC by Astral and Bell addresses the commission’s concerns and sets out the steps the companies would take to comply with the relevant viewership thresholds. The proposal also includes a revised package of tangible benefits to support the creation of exceptional Canadian TV and radio content, promote homegrown talent in a multi-platform universe, and foster consumer engagement in the broadcasting system. In addition, given passionate listener response to Bell’s earlier proposal regarding TSN Radio 690 (CKGM), Bell has asked for an exception to the CRTC’s Radio Common Ownership Policy to enable the Montréal station to continue to operate as an English-language sports talk radio channel.

Details of the new Astral-Bell proposal will be made available by the CRTC when it launches its public consultation on the application. A copy of the amending agreement and a material change report, providing more details on the transaction, will be filed by Astral with the Canadian securities regulatory authorities and will be available at www.sedar.com.

To learn more about how Astral joining with Bell Media will benefit Canadians, please visit CanadiansDeserveMore.ca. Twitter: @MoreForCanada.

About Astral
Founded in 1961, Astral Media Inc. (TSX: ACM.A/ACM.B) is one of Canada’s largest media companies. It operates several media properties — pay and specialty television, radio, out-of-home advertising, and digital — that are among the most popular in the country. Astral plays a central role in community life across the country by offering diverse, rich, and vibrant programming that meets the tastes and needs of consumers and advertisers alike. To learn more about Astral, please visit Astral.com.

About Bell
Headquartered in Montréal since its founding in 1880, Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

Bell is committed to promoting Canadian mental health through the Bell Let’s Talk anti-stigma campaign and unprecedented financial support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur Bell Media Relations (514) 391-5263 marie-eve.francoeur@bell.ca	Olivier Racette Astral Media Inc. (514) 939-5000 oracette@astral.com

Investor inquiries:

Thane Fotopoulos BCE Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca	Robert Fortier Vice-President, Finance and Chief Financial Officer Astral Media Inc. (514) 939-5000 rfortier@astral.com

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. of Astral Media Inc. and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements contained in this news release describe BCE’s and Astral’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals, including approval by the CRTC and the Competition Bureau. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions currently contemplated by the parties. The proposed transaction could be modified, restructured or terminated. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s and Astral’s MD&As filed in 2012 with the Canadian securities commissions (available at www.sedar.com) and, in the case of BCE, also filed with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca and Astral’s website at www.astral.com.